Press release
For immediate release
December 11 2008

Virginia: Acquisition of a 100% Interest in the Coulon JV Property

Virginia Mines Inc. ("Virginia") (TSX:VGQ) announces the execution of an agreement with Breakwater Resources Ltd ("Breakwater") pursuant to which Virginia will acquire Breakwater's 50% undivided interest in the Coulon JV property in consideration for the issuance of 1,666,666 shares of Virginia to Breakwater. Under the terms of this agreement, Breakwater does not retain any interest or royalty in the property. Virginia thus becomes the sole owner of the Coulon property.

Virginia also undertook to secure, at closing, the simultaneous resale of 1,666,666 shares of Virginia owned by Breakwater at a price of CA$2.85 per share (CA$4,750,000) in favour of third-party buyers and in compliance with all applicable securities regulations.

The Coulon property consists of 3,035 mineral titles covering a surface area of 1,507 square kilometres (150,737 ha) and is located about 15 kilometres north of the Fontanges airport. The property and the mineralized lenses are accessible all year long by a road linked to the Trans-Taiga Highway. A hydroelectric power dam is also located less than 10 kilometres south of the main camp.

The Coulon property is host to seven (7) mineralized lenses (of which 5 are closely spaced) of Cu-Zn-Ag mineralization grading up to 12.5% Zn, 0.5% Cu, 74 g/t Ag over 15.7m (Lens 44), 2% Zn, 4.4% Cu, 73 g/t Ag over 10.15m (Lens 9-25), 7% Zn, 1.9% Cu, 30 g/t Ag over 3.8m (Lens 43), 11.5% Zn, 1.2% Cu, 99 g/t Ag over 9.5m (Lens 08), 10.8% Zn, 1% Cu, 169 g/t Ag over 18m (Lens 16-17), 4.2% Zn, 2.7% Cu, 31 g/t Ag over 2.3m (Lens 201),and 14% Zn, 1% Cu, 113 g/t Ag over 3.25m (Lens Spirit). Historical expenditures on the property total more than CA$33M. A resource inventory is planned to be completed in the first quarter of 2009.

The agreement is subject to regulatory approvals.
There is no significant exploration program planned on the Coulon project in 2009 since Virginia will be busy completing a NI 43-101 compliant resource calculation. However, Virginia will be very active in the James Bay region in 2009, with an exploration budget of over $7 million. Most of the budget will be used for gold exploration.

About Virginia
Virginia is among the most active mining exploration companies in Quebec with a working capital of $44.4 million as at August 31, 2008, and 27,535,110 shares issued and outstanding as at November 30, 2008. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports including the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events